Exhibit (a)(5)(D)

[CIF Logo]

Joshua A. Finkenberg

Director of Acquisitions

September 18, 2003

VIA Federal Express

Frederick Weissberg

Chairman and President

Dover Investments Corporation

100 Spear Street, Suite 520

San Francisco, CA 94105

Frederick:

California Investment Fund, LLC would like to reiterate its interest in opening discussions with the management and Board of Directors of Dover Investments Corporation regarding a potential acquisition of all outstanding shares and the assumption the Company’s debt.  Our goal would be to complete a friendly transaction that retains key management and staff beyond closing.

CIF is prepared to offer an all-inclusive transaction value of $40,000,000 to $45,000,000 including, but not limited to, all of Dover’s outstanding shares (all classes), the assumption of its debt, in the money options, severance expenses and general transaction expenses.  This all-inclusive transaction value is based on the Company having approximately $15.0 million in cash and short term investments.  Any final price will need to be adjusted based on current market conditions and thorough underwriting of the company.  The offer is meant to act as a starting point for discussions regarding any possible transaction.

Neither California Investment Fund, nor any of its affiliated companies or principals, currently own stock in DOVRA.  It is not our intention to buy any stock in the Company based on any material, non-public information we receive from Dover Investments.  In the event that we do not share non-public information, we reserve our right to make open market purchases as any other investor would.  We only envision moving forward with a transaction in the event that the transaction has the support of both management and the Board of Directors, and where the transaction is reasonably likely to be consummated.

Please call Joe Altman or me at 619-595-5695 to discuss further.

Sincerely,

/s/ Joshua A. Finkenberg
Joshua A. Finkenberg
Director of Acquisitions

550 West C Street  (10th floor) • San Diego, CA 92101-3531 • Telephone: 619.687.5000 • Fax: 619.687.5010